Raveler, Inc.
Statements of Changes in Shareholders' Equity
For the period March 7, 2018 to Decmber 31, 2018
(Unaudited)

	Shares of Common Stock	Common Stock at Par Value		Additional Paid In Capital		Acculumated Deficit		Total Shareholders' Equity
Balance, March 7, 2018	275,000							-
Sale of common stock	300,000			100,000				100,000
SAFE investment				60,000				60,000
Net loss						(74,000)		(74,000)
Balance, December 31, 2018	575,000	$	-	$	160,000	$	(74,000)	$	86,000